ARTIST CAPITAL LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artist Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street, 11th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Sands, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artist Capital LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE SADOWSKI
Notary Public, State of New York
No. 01SA5076308
Qualified in Queens County
Certificate filed in New York County
Commission Expires April 21, 2023

Signature

C.E.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTIST CAPITAL LLC

CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Artist Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Artist Capital LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Artist Capital LLC's auditor since 2012.

Denver, Colorado
February 11, 2020

ARTIST CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash & cash equivalents	$	2,968,181
Commissions receivable		4,660,227
Fixed assets		873,543
Prepaid expenses		99,926
Other assets		124,594
	$	**8,726,471**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commissions payable	$	1,458,019
Lease liability (Note 3)		760,944
Due to related parties (Note 4)		122,325
Accrued liabilities		51,489
	$	2,392,777
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBER'S EQUITY (Note 2)		6,333,694
	$	**8,726,471**

The accompanying notes are an integral part of this statement.

ARTIST CAPITAL LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUE:	
Commissions and service income	$ 12,489,226
Other income	117,662
Total revenue	12,606,888
EXPENSES:	
Commissions, salaries and benefits	7,915,147
Professional fees	610,165
Travel and entertainment	437,394
General and administrative expenses	189,465
Advertising and marketing	158,068
Occupancy and equipment	104,446
Regulatory fees	63,910
Research	18,473
Total expenses	9,497,068
NET INCOME	**$ 3,109,820**

The accompanying notes are an integral part of this statement.

ARTIST CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

		Member's Equity
BALANCE, December 31, 2018	$	5,438,138
Contributions		815,736
Distributions		(3,030,000)
Net income	$	3,109,820
BALANCE, December 31, 2019	**$**	**6,333,694**

The accompanying notes are an integral part of this statement.

ARTIST CAPITAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,109,820
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase in commissions receivable		(1,632,674)
Increase in fixed assets		(191,053)
Increase in prepaid expenses		(85,694)
Decrease in other assets		192,277
Increase in commissions payable		821,278
Amortization of lease		104,338
Decrease in lease liability		(175,738)
Increase in due to related parties		31,347
Decrease in accrued liabilities		(19,475)
Net cash flows provided by operating activities		2,154,426
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		815,736
Distributions		(3,030,000)
Net cash flows provided by financing activities		(2,214,264)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(59,838)
CASH & AND CASH EQUIVALENTS, at beginning of year		3,028,019
CASH & AND CASH EQUIVALENT, at end of year	**$**	**2,968,181**
SUPPLEMENTAL INFORMATION		
Right of use asset obtained in exchange for lease obligations	**$**	**786,828**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Artist Capital LLC (the "Company") is a limited liability company formed in the state of Delaware on March 1, 2016. The Company converted from an S Corporation that was formed in the state of Texas on June 29, 2011 to a Limited Liability Company on March 1, 2016. The Company was approved to do business as a registered broker-dealer on May 23, 2013 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activity is to assist managers of private alternative investment funds, including private equity, hedge funds and fund of funds, raise capital.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents

Cash, including cash denominated in foreign currencies, represents cash deposits held at financial institutions. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations.

Revenue Recognition

The Company's primary sources of revenue are fees and commissions earned from marketing funds. These fees represent a portion of the management and performances fees charged by the managers of these entities. The Company records these fees when earned.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service. The Company's members are liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the

Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $2,715,914 and $114,019, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .63 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

Leases – The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

NOTE 3 - COMMITMENTS (continued)

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

NOTE 4 – LEASES

The Company has an operating lease for office space. This lease has a remaining term ranging from one year to three years and does not contain options to either extend or terminate the lease.

The components of lease expense for the year ended December 31, 2019 were as follows:

Operating lease Cost:		
Right-of-use assets	$	97,796
Accumulated amortization		19,210
Total operating lease costs	$	117,006

Supplemental statement of financial condition at December 31, 2019, relating to leases were as follows:

NOTE 4 – LEASES (continued)

Operating Leases:		
Right-of-use assets	$	786,828
Accumulated amortization		104,338
Right-of-use assets, net	$	682,490
Operating lease Liabilities	$	760,944
Weighted Average Remaining Lease Terms		
Operating Leases		6.5 years
Weighted Average Discount Rate:		
Operating Leases		0.79

Maturities of lease liabilities at December 31, 2019, were as follows:

Year		Operating Leases
2020	$	114,984
2021		121,410
2022		127,965
2023		138,525
2024		133,134
Thereafter		200,792
Total lease payments		828,809
Less imputed interest		(67,865)
Operating lease liability	$	760,944

NOTE 5 - RELATED PARTY TRANSACTIONS

Due to related parties reported in the Statement of Financial Condition represents amounts payable to its parent company for expenses paid on behalf of the Company.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various corporate financing activities in which counterparties primarily include managers of investment partnerships. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (continued)

Price risk is comprised of interest rate, market and currency risk. Interest rate risk is the risk that the value of financial instruments (mainly investments) may fluctuate as a result of changes in market interest rates. Market risk is the risk that the market values of investments change due to changes in market conditions. Investments in private investment companies are subject to market and interest rate risk. Currency risk is

the risk that the value of instruments may fluctuate as a result of changes in foreign exchange rates. As of December 31, 2019, substantially all assets and liabilities of the Company were denominated in United States dollars.

The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2019, the Company held $2,715,913 in excess of the federally insured limit at the financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash and cash equivalents, commission receivable, prepaid expenses, fixed assets, other assets, lease liability, due to related party, accrued liabilities, other current liabilities, and commissions payable are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

ARTIST CAPITAL LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2019

CREDIT:	
Member's equity	$ 6,333,694
DEBITS:	
Commissions receivable, net of commissions payable	3,202,208
Fixed Assets	191,053
Prepaid expenses	99,926
Other assets	124,594
Total debits	3,617,781
NET CAPITAL	2,715,913
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,710,287 or $5,000, whichever is greater	114,019
Excess net capital	**$ 2,601,894**
AGGREGATE INDEBTEDNESS:	
Commissions Payable	$ 1,458,019
Other Payables	252,268
	$ 1,710,287
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.63 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17 A-5 Part II Filing as of December 31, 2019.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Artist Capital LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Artist Capital LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 11, 2020

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
Artist Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Artist Capital LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
February 11, 2020

ARTIST CAPITAL LLC

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2019

General assessment per Form SIPC-7	$	18,999
Less payments made with Form SIPC-6		(4,062)
Amount paid with Form SIPC-7	**$**	**14,937**